September 28, 2022

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:	Jessica Livingston
John Dana Brown

Re:	New York Community Bancorp, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed August 3, 2022 File No. 333-257045

Dear Ms. Livingston and Mr. Brown:

This letter sets forth the response of New York Community Bancorp, Inc. (“NYCB”) to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 8, 2022 (the “Comment Letter”) with respect to Post-Effective Amendment No. 1, filed by NYCB on August 8, 2022, to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the filing of this letter, NYCB has filed Post-Effective Amendment No. 2 to the Registration Statement (“Post-Effective Amendment No. 2”) through EDGAR.

For your convenience, NYCB has reproduced the comment of the Staff from the Comment Letter in bold below and provided its response below the comment.

Securities and Exchange Commission	-2-

Post-Effective Amendment filed August 3, 2022

General

1.

We note your filing does not include all disclosures required by Form S-4, and that you instead include an explanatory note directing shareholders to previous filings for those disclosures. Please provide your legal basis, under the Securities Act Rules or requirements of Form S-4, for your approach and the exclusion of those disclosures.

The Registration Statement has been revised in response to the Staff’s comment. Post-Effective Amendment No. 2 updates certain information in the Registration Statement and includes the disclosures required by Form S-4 as applicable to (i) NYCB and Flagstar Bancorp, Inc. (“Flagstar”), each of which is eligible to use Form S-3 in accordance with General Instruction B.1.a to Form S-4, and (ii) the merger (as defined in Post-Effective Amendment No. 2), which is the transaction in which the securities registered on the Registration Statement are to be issued (the “Merger”). As described in the amended prospectus contained in Post-Effective Amendment No. 2 (the “Amended Prospectus”), all approvals of the stockholders of NYCB and the shareholders of Flagstar required to complete the Merger were obtained at respective virtual special meetings of the NYCB stockholders and the Flagstar shareholders on August 4, 2021. Accordingly, the Amended Prospectus is not a proxy statement of either NYCB or Flagstar and no proxies are being solicited.

* * * * *

Securities and Exchange Commission	-3-

On behalf of NYCB, we thank you and the Staff for your assistance to date in connection with the review of NYCB’s filing. We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (516) 683-4570 or r.patrick.quinn@mynycb.com or Jared M. Fishman at (212) 558-1689 should you require further information.

Very truly yours,

/s/ R. Patrick Quinn
R. Patrick Quinn

cc:     Thomas R. Cangemi

(New York Community Bancorp, Inc.)

H. Rodgin Cohen

Mark J. Menting

Jared M. Fishman

(Sullivan & Cromwell LLP)

Sven G. Mickisch

David R. Clark

(Skadden, Arps, Slate, Meagher & Flom LLP)